1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

William Tuttle

william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

March 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Garrison Capital Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Garrison Capital Inc., a Delaware corporation (the “Corporation”), has today filed with the Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, for the Corporation’s annual meeting of stockholders (the “Meeting”) to be held on May 3, 2017.

At the Meeting, stockholders of the Corporation will be asked to (i) elect one director of the Corporation and (2) approve a new investment advisory agreement between the Corporation and Garrison Capital Advisers LLC, the Corporation’s investment adviser. We note that the Corporation intends to mail a notice of internet availability to its stockholders on or about March 24, 2017.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Erin Lett at 202.261.3397 (or by email at erin.lett@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc: Brian Chase, Garrison Capital Inc.